SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of December 14, 2010

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On December 14, 2010 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three and nine months ended September 30, 2010. A copy of such press release for the three and nine months ended September 30, 2010 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated December 14, 2010, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the three and nine months ended September 30, 2010.

Exhibit 99.1

Global Crossing Reports GCUK’s Third Quarter Results

FOR IMMEDIATE RELEASE: TUESDAY, DECEMBER 14, 2010

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced third quarter results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

For the third quarter of 2010, GCUK generated revenue of 75 million pounds and Operating Income Before Depreciation and Amortization (OIBDA) of 16 million pounds. (OIBDA is a non-GAAP measure defined and reconciled below.) The company also reported net cash provided by operations of 10 million pounds.

“The UK business continues to be an important contributor to our global strategy to offer advanced IP, Ethernet and data center services to customers with multi-regional requirements,” said John Legere, chief executive officer of Global Crossing. “We are gaining traction in our efforts to expand and diversify our base of commercial enterprise customers while broadening our valuable market position with UK government customers.”

Third Quarter Results

GCUK generated revenue of 75 million pounds, a sequential decrease of 3 percent and a year-over-year increase of 1 percent. The sequential decrease was primarily due to lower sales related to short-interval demand, such as purchases of equipment and professional services, and somewhat higher sales credits after lower than average sales credits in the prior quarter. The year-over-year increase was primarily due to increased sales to enterprise customers.

Gross profit was 28 million pounds for the quarter, a sequential decrease of less than 1 million pounds and a year-over-year decrease of 1 million pounds. The year-over-year decrease was due to a 4 million pound favorable regulatory ruling in the year-ago period, mostly offset by sales growth and lower depreciation and amortization.

GCUK’s OIBDA for the third quarter was 16 million pounds, compared with 15 million pounds in the second quarter of 2010 and 20 million pounds in the third quarter of 2009. The sequential increase was principally driven by a reduction in accrued incentive compensation and sales commissions. The year-over-year decrease was primarily due to the previously mentioned favorable regulatory ruling in the year-ago period and higher real estate restructuring costs, partially offset by sales growth.

GCUK recorded a net profit of 3 million pounds for the third quarter, compared with a net loss of 3 million pounds in the second quarter of 2010 and a net loss of 2 million pounds in the third quarter of 2009. The sequential and year-over-year increase in net profit was primarily due to favorable foreign exchange impacts on net U.S. dollar-denominated debt in the third quarter of 2010 compared with unfavorable foreign exchange impacts in the prior quarter and prior year.

Cash and Liquidity

As of September 30, 2010, GCUK had cash and cash equivalents of 42 million pounds, compared with 38 million pounds on June 30, 2010, and 26 million pounds on September 30, 2009.

GCUK’s cash and cash equivalents increased 4 million pounds in the third quarter. Net cash provided by operating activities during the third quarter totaled 10 million pounds, after 7 million pounds of cash used by operating working capital. During the quarter, GCUK recorded purchases of property, plant and equipment of 4 million pounds and principal payments on finance leases and other debt of 2 million pounds.

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended September 30, 2009, June 30, 2010 and September 30, 2010; the unaudited consolidated balance sheet as of September 30, 2010; and the audited consolidated balance sheet as of December 31, 2009, all in accordance with IFRS and in pounds sterling, as published by the International Accounting Standards Board (IASB). GCUK’s results for the third quarters of 2010 and 2009 and the second quarter of 2010 were included in Global Crossing’s consolidated results previously reported on November 1, 2010, in accordance with U.S. GAAP and in U.S. dollars.

Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include a definition of OIBDA, as well as a reconciliation of such measure to the most directly comparable financial measure calculated in accordance with IFRS.

Conference Call

Management has scheduled a conference call for Tuesday, December 14, 2010, at 9:00 a.m. EST/2:00 p.m. GMT to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2905 or +44 (0) 20 8196 2883. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EST start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Tuesday, December 14, 2010, beginning at 11:00 a.m. EST/4:00 p.m. GMT and will be accessible until Tuesday, December 21, 2010, at 11:00 a.m. EST/4:00 p.m. GMT. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21489357. UK callers may access the replay by dialing +44 (0) 87 0000 3081 or (0) 80 0692 0831 and entering reservation number 21489357.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED.

Global Crossing (UK) Telecommunications Limited (“GCUK”) provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, security, Internet transport, and collaboration solutions to a strong and established customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers, and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) is a leading global IP and Ethernet solutions provider with the world’s first integrated global IP-based network. The company offers a full range of data, voice and collaboration services with an industry leading customer experience and delivers service to approximately 40 percent of the Fortune 500, as well as to 700 carriers, mobile operators and ISPs. It delivers converged IP services to more than 700 cities in more than 70 countries around the world.

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: the impact on the business of current global economic conditions and the tightening in global credit markets; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the impact on the business of the tightening of budgets by UK government agencies, including significant customers of GCUK; dependence on a number of key personnel; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; our ability to raise capital through financing activities in an amount sufficient to pay our indebtedness and to fund our other liquidity needs; exposure to contingent liabilities; and other risks referenced from time to time in GCUK’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contacts

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

Schedule 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Financial Position

Results below are in pounds sterling in thousands

	September 30, 2010	December 31, 2009
	(unaudited)
Non-current assets
Intangible assets, net	£11,474	£11,417
Property, plant and equipment, net	145,767	157,526
Investment in associate	218	210
Retirement benefit asset	468	468
Trade and other receivables	33,382	33,230

	191,309	202,851

Current assets
Trade and other receivables	68,029	58,125
Cash and cash equivalents	42,180	37,331

	110,209	95,456

Total assets	£301,518	£298,307

Current liabilities
Trade and other payables	£(81,501)	£(81,085)
Senior secured notes	(5,909)	(11,819)
Deferred revenue	(41,107)	(37,313)
Provisions	(2,010)	(1,281)
Obligations under finance leases	(7,001)	(7,310)
Other debt obligations	(35)	(285)

	(137,563)	(139,093)

Non-current liabilities
Trade and other payables	(22,638)	(10,830)
Senior secured notes	(264,269)	(255,496)
Deferred revenue	(82,440)	(90,326)
Retirement benefit obligation	(1,763)	(2,551)
Provisions	(2,126)	(2,211)
Obligations under finance leases	(9,081)	(12,262)
Other debt obligations	—	(9)

	(382,317)	(373,685)

Total liabilities	(519,880)	(512,778)

Net liabilities	£(218,362)	£(214,471)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	32,397	31,271
Accumulated deficit	(250,860)	(245,843)

Total equity	£(218,362)	£(214,471)

Schedule 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations

Results below are in pounds sterling in thousands

	Three months ended
	September 30, 2010	June 30, 2010	September 30, 2009
	(unaudited)	(unaudited)	(unaudited)
Revenue	£75,331	£77,994	£74,841
Cost of sales	(47,021)	(49,317)	(45,257)

Gross profit	28,310	28,677	29,584
Distribution costs	(5,745)	(6,334)	(4,775)
Administrative expenses	(16,269)	(17,316)	(15,666)

Operating profit	6,296	5,027	9,143
Finance revenue	1,139	1,161	1,510
Finance charges	(9,142)	(9,385)	(8,557)
Net foreign exchange gain/(loss) on foreign currency borrowings, net	5,039	(220)	(3,576)

Profit/(loss) before tax	3,332	(3,417)	(1,480)
Tax charge	(63)	(5)	(89)

Profit/(loss) for the period	£3,269	£(3,422)	£(1,569)

Schedule 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Cash Flows

Results below are in pounds sterling in thousands

	Nine months ended
	September 30, 2010	September 30, 2009
	(unaudited)	(unaudited)
Operating activities
(Loss)/profit for the period	£(5,017)	£6,230
Adjustments for:
Finance costs, net	25,873	11,552
Income tax charges	215	449
Depreciation of property, plant and equipment	25,662	26,308
Amortization of intangible assets	1,634	1,308
Amortization of prepaid connection costs	4,979	6,774
Share based payment expense	338	711
Loss/(gain) on disposal of property, plant and equipment	574	(19)
Equity income for associate	(8)	(32)
Change in long term deferred revenue	(7,886)	(9,207)
Change in long term other assets and liabilities	(531)	(1,358)
Change in operating working capital:
Change in trade accounts receivable and accrued income	(8,858)	3,000
Change in trade accounts payable and accrued cost of access	(2,532)	(8,805)
Change in other receivables current	(8,585)	(18,983)
Change in other payables current	(1,892)	3,128

Cash generated from operations	23,966	21,056
Interest paid	(18,195)	(16,875)

Net cash provided by operating activities	£5,771	£4,181

Investing activities
Interest received	£6,112	£2,244
Proceeds from disposal of property, plant and equipment	—	58
Purchase of property, plant and equipment	(13,919)	(9,301)

Net cash used in investing activities	£(7,807)	£(6,999)

Financing activities
Loans provided by group companies	£13,100	£9,908
Repayment of senior secured notes	(221)	(7,382)
Repayment of employee taxes on share-based payments	—	(1,047)
Repayments of capital elements under finance leases	(5,736)	(7,913)
Repayment of capital element of other debt obligations	(258)	(544)

Net cash provided by/(used in) financing activities	£6,885	£(6,978)

Net increase/(decrease) in cash and cash equivalents	4,849	(9,796)
Cash and cash equivalents at beginning of period	37,331	36,100

Cash and cash equivalents at end of period	£42,180	£26,304

Non-cash investing activities:
Capital lease and debt obligations incurred	£2,248	£2,311

Schedule 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues

Results below are in pounds sterling in thousands

	Three months ended
	September 30, 2010	June 30, 2010	September 30, 2009
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise, carrier data and indirect sales channels	£74,590	£76,938	£73,379
Carrier voice	633	931	1,337

Revenues from third party customers	75,223	77,869	74,716
Revenues from Global Crossing group companies	108	125	125

Consolidated revenues	£75,331	£77,994	£74,841

Schedule 5

SUPPLEMENTAL INFORMATION PROVIDED PURSUANT TO THE INDENTURE GOVERNING THE GCUK SENIOR SECURED

NOTES

GCUK is required to provide the holders of its Senior Secured Notes due 2014 with quarterly information pursuant to Section 4.17(a)(2) of the indenture governing such notes. For quarters prior to the first quarter of 2010, GCUK satisfied this requirement by providing the note holders with a quarterly report separate and apart from its quarterly earnings press releases. Starting with the first quarter of 2010, GCUK has satisfied this requirement by providing the note holders with its quarterly earnings press releases. This schedule of supplemental information is being included with the earnings press release to ensure that the information being provided complies with Section 4.17(a)(2) of the indenture.

Liquidity and Capital Resources

GCUK’s ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on its ability to generate cash in the future. This depends to a degree on general economic, financial, competitive, legislative, regulatory and other factors that are beyond GCUK’s control.

GCUK monitors its capital structure on an ongoing basis and from time to time considers financing and refinancing options to improve its capital structure and to enhance its financial flexibility. GCUK’s ability to enter into new financing arrangements is subject to restrictions in its outstanding debt instruments. At any given time GCUK may pursue a variety of financing opportunities, and its decision to proceed with any financing will depend, among other things, on prevailing market conditions, near term maturities and available terms. In addition, from time to time GCUK reviews its operations and may consider opportunities to strategically enhance, expand or change its operations and leverage its capabilities. If GCUK pursues any such opportunities, it may require additional equity or debt financing, and there can be no assurance that it will be able to obtain such financing on favorable terms or at all. Undertaking any such initiatives may place greater demands on GCUK’s cash flows due to increased capital and operating expenses and debt service.

At September 30, 2010, GCUKs available liquidity consisted of £42.2 million of unrestricted cash and cash equivalents.

In the long term, GCUK expects its operating results and cash flows to improve as a result of growth of its revenues, including the economies of scale expected to result from such growth, and from ongoing cost management initiatives, including initiatives to optimize the access network and effectively lower unit prices. Thus, in the long term, GCUK expects to generate positive cash flow from operating activities in an amount sufficient to fund all investing and financing requirements, subject to the need to refinance the GCUK Senior Secured Notes. However, its ability to improve cash flows is subject to the risks and uncertainties, such as the variability of quarterly cash flows, discussed below.

In the short term, GCUK expects cash provided by operating activities to exceed purchases of property and equipment. This expectation is based in part on the raising of financing for certain property and equipment from vendors and other third parties. Its ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties. In addition, GCUK’s short term liquidity and more specifically its quarterly cash flows are subject to considerable variability as a result of the timing of interest payments as well as the following factors.

•

Working capital variability significantly impacts its cash flows and can cause its intra-quarter cash balances to drop to levels significantly lower than those levels prevailing at the end of a quarter.

•

Adverse general economic conditions could cause customer buying patterns with GCUK to change as a result of their cash conservation efforts, which could have an adverse impact on its cash flows. Such adverse conditions could also adversely impact its working capital to the extent suppliers seek more timely payment from GCUK or customers pay GCUK on a less timely basis.

•

The UK government has announced austerity measures aimed at reducing costs in a wide range of areas, including telecommunications. The implementation of pricing actions and the reduction of spending by governmental entities could have a negative effect on GCUK’s future revenue performance.

•

Within 120 days after each calendar year, GCUK must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount using 50% of the Operating Cash Flow (as defined in the Indenture) for that year. In respect of 2009, it offered to purchase £11.8 million of the Notes, excluding accrued interest and purchased £0.2 million of the Notes, plus accrued interest through the purchase date. If the current year to date results were the results for the full year to December 31, 2010, the Company would be obliged to make an Annual Repurchase Offer of approximately £5.9 million, exclusive of accrued but unpaid interest.

GCUK’s Senior Secured Notes (less any amounts purchased as a result of any excess cash offer) mature in 2014. If cash on hand at the time these debt instruments mature is insufficient to satisfy these and GCUK’s other debt repayment obligations, GCUK could need to access the capital markets to meet its liquidity requirements. Such access would depend on market conditions and its credit profile at the time.

•

GCUK’s liquidity may also be adversely affected if it is found liable in respect of contingent legal, tax and other liabilities. The amount and timing of the resolution of these contingencies remain uncertain.

Financing activities

There were no significant financing activities during the quarter.

Commitments

During the quarter the Company entered into an agreement with Siemens for the purchase of hardware and software licences, together with an ongoing equipment rental charge The minimum commitment is £15.3 million payable between now and September 2011.

In November 2010, the Company entered in a ten year lease, break clause after five years, for London office space with a minimum commitment of £3.9 million.

Taxation

The UK Government announced on June 22, 2010 there will be a reduction of the corporation tax rate from 28% to 24% over four years beginning on April 1, 2011. On July 27, 2010 the Government fully enacted the first stage of the process by reducing the tax rate from 28% to 27% with effect from April 1, 2011.

Other

The GCUK sales organization has been supplemented in the last 12 months, although the additional resources have not yet resulted in appreciable revenue growth. In the third quarter of 2010, GCUK experienced some softness in short-interval demand related to purchases of equipment and professional services and also experienced an increase in sales credits. The UK market continues to be highly competitive with significant pricing pressure, and we expect that competitive environment to continue.

One of our principal customer relationships is with the Foreign & Commonwealth Office (“FCO”), to whom we provide an international telecommunications network known as the FTN. Our contract to provide the FTN expired in May 2010. We have entered into transition arrangements in respect of the FCO’s migration to a network to be provided by a competitor as the replacement for the FTN. We do not expect this to have a significant impact on our 2010 results and estimate our 2011 revenue to be adversely impacted by between £6 million to £10 million. In addition, we continue to pursue other ordinary course commercial opportunities with the FCO.

Subsequent to the quarter end, we entered into two new agreements relating to services for existing customers. The first of these is with Network Rail under which we will provide voice and data services for an additional three years. Second, on the completion of a prior agreement to provide telephony and other services to Her Majesty’s Revenue & Customs (“HMRC”), we entered into a new deal with a systems integrator partner to provide managed hosted IP telephony and contact center services to HMRC for a further five years.

Schedule 6

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of OIBDA to Net Profit/(Loss)

Results below are in pounds sterling in thousands

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of OIBDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial measure, to net profit/(loss)under IFRS.

OIBDA is defined as operating profit before depreciation and amortization and foreign exchange gains/(losses) on operating working capital movements, based upon our consolidated statements of operations. OIBDA differs from operating profit, in that it excludes depreciation and amortization. Such excluded expenses primarily reflect the non-cash impacts of historical capital investments, as opposed to the cash impacts of capital expenditures made in recent periods. In addition, OIBDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for reinvestment, distributions or other discretionary uses.

Management uses OIBDA as an important part of our internal reporting and planning processes and as a key measure to evaluate profitability and operating performance, make comparisons between periods, and to make resource allocation decisions. Management believes that the investment community uses similar performance measures to compare performance of competitors in our industry.

There are material limitations to using non-GAAP financial measures. Our calculation of OIBDA may differ from similarly titled measures used by other companies, and may not be comparable to those other measures. Additionally, OIBDA does not include certain significant items such as depreciation and amortization, finance revenue, finance charges, foreign exchange gains/(losses), income taxes and other non-operating profit or loss items. OIBDA should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP.

Management believes that OIBDA is useful to our investors as it is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. OIBDA provides investors with an indication of the underlying performance of our everyday business operations. It excludes the effect of items associated with our capitalization and tax structures, such as interest income, interest expense and income taxes, and of other items not associated with our everyday operations.

	Three months ended
	September 30, 2010	June 30, 2010	September 30, 2009
	(unaudited)	(unaudited)	(unaudited)
Net profit/(loss)	£3,269	£(3,422)	£(1,569)
Tax charge	63	5	89
Finance revenue	(1,139)	(1,161)	(1,510)
Finance charges	9,142	9,385	8,557
Net foreign exchange (gain)/loss on foreign currency borrowings, net	(5,039)	220	3,576

Operating profit	6,296	5,027	9,143
Depreciation and amortization	10,043	10,105	10,742
Other foreign exchange gain/(loss), loss on disposal of fixed assets and other income	109	(17)	459

OIBDA	£16,448	£15,115	£20,344

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/S/ EDWARD T. HIGASE
Name:	Edward T. Higase
Title:	Managing Director

Date: December 14, 2010